Exhibit 16

[Arthur Andersen LLP letterhead]

June 27, 2002

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sir/madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years.  That individual is no longer with Arthur Andersen LLP.  We have read paragraphs 1 through 6 (as it relates to Arthur Andersen) of Item 4 included in the Form 8-k dated June 27, 2002 of Affinity Group Holding, Inc. filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

Arthur Anderson LLP

cc:	Mark J. Boggess, Sr. Vice President and
Chief Financial Officer, Affinity Group Holding, Inc.